July 23, 2007

Via EDGAR and Facsimile

John Madison
U.S. Securities and Exchange Commission
Washington, D.C. 20549-0405

Re:	Samson Oil & Gas Limited - Registration Statement on Form 20-F

Dear Mr. Madison:

In accordance with our telephone conversations last week, this is to confirm that we are serving as U.S. counsel to Samson Oil & Gas Limited (the "Company") in connection with the Registration Statement on Form 20-F, filed by the Company on July 13, 2007 (File No. 001-33578). Please send a copy of all comments or queries concerning the Registration Statement to the following address:

S. Lee Terry, Jr.
Davis Graham & Stubbs LLP
1550 17th Street, Suite 500
Denver, Colorado 80202
Telecopy (303) 892-7400

If you have any questions, please feel free to call me at (303) 892-7484.

Sincerely, /s/ S. Lee Terry, Jr. S. Lee Terry, Jr. for Davis Graham & Stubbs LLP

S. Lee Terry, Jr. . 303 892 7484 . lee.terry@dgslaw.com